Filed by Outdoor Channel Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Outdoor Channel Holdings, Inc.

Commission File No.: 000-17287

Investor Q&A

When do I receive the dividend?

•	Investors who are shareholders of record as of the close of business on November 27th, will receive a $0.25 per share dividend payable on or about December 7th.

Why has the company agreed to this merger?

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Outdoor Channel believes this is a logical and highly complementary transaction that unites three industry leaders, creating the premier media and content company serving the large and growing outdoor enthusiast market.

•	The combined organization will unite the two leading cable networks each serving over 30 million homes, 20 branded websites and 15 leading magazines serving over 23 million monthly readers.

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We will now have the scale, resources and flexibility to better serve the vast and growing consumer base of outdoor enthusiasts across popular media, while providing distributors, producers and advertisers with an unparalleled multimedia platform to connect with one of the country’s largest vertical lifestyle markets.

•	We believe the merger will strengthen our ability to invest in our assets, expand our distribution and drive increased returns for our shareholders.

What do I receive for one share of Outdoor common stock?

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If the merger is completed, investors will have the option of receiving $8.00 per share in cash, a share of common stock in the combined company or a combination of $4.46 in cash and 0.443 shares of stock in the combined company.

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The cash elections and the stock elections are subject to proration to ensure that an aggregate of $115 million in cash and approximately 32.4% of the stock of the combined company will be owned by former Outdoor Channel stockholders.

When will I have to make a decision regarding the cash/stock payment options?

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You will receive an election form along with the company’s proxy statement that will be mailed to stockholders in connection with the special meeting to be held to approve the merger. Elections can be made until 10 days preceding the special meeting.

What happens if a shareholder does not send in the election forms? What is the default election payable?

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Any shares for which no election is made will be converted into the right to receive the mixed cash and stock consideration. This is consistent with the overall mix of ~56% cash and ~44% stock being paid out to Outdoor Channel’s stockholders.

How many shares will be outstanding after the offering? Please break down the overall ownership percentages.

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There will be approximately 35.5 million shares outstanding, with approximately 32.4% of the combined company being owned by the former Outdoor Channel stockholders and the balance, 67.6% being owned by InterMedia and other former holders of InterMedia Outdoors Holdings.

What will the board look like?

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The Board will have nine members, five of whom shall be designated by InterMedia, three of whom shall be designated by Outdoor Channel and one of whom shall be Tom Hornish, the CEO of the combined company.

What are the pro forma combined financial results for the combined companies?

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Pro forma consolidated revenue for the combined entity for the latest 12 month period ended September 30, 2012 was approximately $177.7 million (assuming the mergers were consummated during such period). Additional information about the pro forma combined finances of the new company will be provided in our S4 document statement to be filed shortly.

What are the potential financial benefits of the merger to the combined organization?

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The company believes there is significant potential revenue and margin upside to the combination. It is anticipated that the new company will avail itself to certain cost synergies which will be implemented over the coming 12 to 18 months.

What revenue growth rate can we expect for the combined entity going forward?

•	It is expected that the combined company will be able to accelerate the pace of revenue growth.

What conditions are required to be satisfied to close the deal?

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Consummation of the transaction is subject to certain conditions, including, among others, stockholder approval, certain regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), effectiveness of the Registration Statement on Form S-4 to be filed with the SEC, authorization of the common stock issuable as consideration on NASDAQ (or similar stock exchange), approval of the Federal Communications Commission of the transfer of Outdoor Channel’s FCC licenses in connection with the transaction, no material adverse change in Outdoor Channel or IMOH and other customary closing conditions.

Safe Harbor Statement

Certain matters discussed in this communication, with the exception of historical matters, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. You should understand that the following important factors, in addition to those risk factors disclosed in Outdoor Channel’s current and periodic reporting filed with the SEC and those discussed in “Risk Factors” in the S-4 to be filed by Intermedia Outdoor Holdings, Inc. (“Parent”) with the SEC at a future date and in the documents which are incorporated by reference therein, could affect the future results of Outdoor Channel and InterMedia Outdoor Holdings, LLC (“IMOH”), and of the combined company after the consummation of the mergers, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements, including but not limited to:

•	failure of Outdoor Channel stockholders to adopt the merger agreement;

•	the risk that the businesses will not be integrated successfully;

•	the risk that synergies will not be realized;

•	the risk that required consents will not be obtained;

•	the risk that the combined company following this transaction will not realize on its financing strategy;

•	litigation in respect of either company or the mergers; and

•	disruption from the mergers making it more difficult to maintain certain strategic relationships.

Outdoor Channel and IMOH also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Outdoor Channel and IMOH undertake no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is being made in respect of a proposed business combination involving Outdoor Channel and IMOH. In connection with the proposed transaction, Parent will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of Outdoor Channel and that will also constitute a prospectus of Parent. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Parent may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this press release are not offers to sell Parent securities and are not soliciting an offer to buy Parent securities in any state where the offer and sale is not permitted.

The definitive proxy statement/prospectus will be mailed to stockholders of Outdoor Channel and holders of equity interests in IMOH . OUTDOOR CHANNEL AND IMOH URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus (when available) and other documents filed with the SEC by Outdoor Channel through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and definitive proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained on Outdoor Channel’s website at www.outdoorchannel.com.

PROXY SOLICITATION

Outdoor Channel and its respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Outdoor Channel stockholders in favor of the acquisition. A description of the interest of Outdoor Channel’s directors and executive officers in Outdoor Channel is set forth in the proxy statement for Outdoor Channel’s 2012 annual meeting of stockholders, which was filed with the SEC on April 19, 2012. Details of any benefits in connection with the proposed transaction will also be described in the definitive proxy statement/prospectus (when available). You can find information about Outdoor Channel’s executive officers and directors in its annual report on Form 10-K filed with the SEC on March 9, 2012. You can obtain free copies of these documents from Outdoor Channel in the manner set forth above.

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